UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.                    )*
ATA Inc.

(Name of Issuer)
Common Shares, $0.01 par value per share**
American Depositary Shares

(Title of Class of Securities)
00211V106***

(CUSIP Number)
Andrew Y. Yan
c/o M&C Corporate Services Limited
P.O. Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands
+852 2918-2200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 5, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
**Not for trading, but in connection with the registration of American Depositary Shares, each representing 2 Common Shares.
***CUSIP number of the American Depositary Shares.

CUSIP No.	00211V106

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) SB Asia Investment Fund II L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		15,147,208 Common Shares[1] (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,147,208 Common Shares[1] (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,147,208 Common Shares[1] (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.0%[2] (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1 Includes 12,707,436 Common Shares and 1,219,886 ADSs representing 2,439,772 Common Shares.
2 Based on 44,561,728 outstanding Common Shares as of March 5, 2010.

CUSIP No.	00211V106

1	NAMES OF REPORTING PERSONS. [PLEASE CREATE A SEPARATE COVER SHEET FOR EACH ENTITY]. I.R.S. Identification Nos. of above persons (entities only) SAIF II GP L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		15,147,208 Common Shares[3] (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,147,208 Common Shares[3] (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,147,208 Common Shares[3] (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.0%[4] (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
3 Includes 12,707,436 Common Shares and 1,219,886 ADSs representing 2,439,772 Common Shares.
4 Based on 44,561,728 outstanding Common Shares as of March 5, 2010.

CUSIP No.	00211V106

1	NAMES OF REPORTING PERSONS. [PLEASE CREATE A SEPARATE COVER SHEET FOR EACH ENTITY]. I.R.S. Identification Nos. of above persons (entities only) SAIF Partners II L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		15,147,208 Common Shares[5] (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,147,208 Common Shares[5] (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,147,208 Common Shares[5] (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.0%[6] (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
5 Includes 12,707,436 Common Shares and 1,219,886 ADSs representing 2,439,772 Common Shares.
6 Based on 44,561,728 outstanding Common Shares as of March 5, 2010.

CUSIP No.	00211V106

1	NAMES OF REPORTING PERSONS. [PLEASE CREATE A SEPARATE COVER SHEET FOR EACH ENTITY]. I.R.S. Identification Nos. of above persons (entities only) SAIF II GP Capital Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		15,147,208 Common Shares[7] (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,147,208 Common Shares[7] (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,147,208 Common Shares[7] (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.0%[8] (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
7 Includes 12,707,436 Common Shares and 1,219,886 ADSs representing 2,439,772 Common Shares.
8 Based on 44,561,728 outstanding Common Shares as of March 5, 2010.

Item 1. Security and Issuer
     This statement relates to common shares, par value $0.01 per share (the “Common”), and American Depositary Shares, each representing two Common Shares (the “ADS” and, together with the Common Shares, the “Shares”), issued by ATA Inc. (THE “Issuer”). The Issuer’s address and principal executive office is 8th Floor, Tower E, 6 Gongyuan West St., Jian Guo Men Nei, Beijing 100005, People’s Republic of China.
Item 2. Identity and Background
     This statement is being filed on behalf of each of SB Asia Investment Fund II L.P., SAIF II GP L.P., SAIF Partners II L.P., and SAIF II GP Capital Ltd. (collectively, the “SAIF entities”). The SAIF entities are organized under the laws of the Cayman Islands. The principal business of SB Asia Investment Fund II L.P. is to make investment in companies based in or having a principal place of business in the Asia-Pacific region and the principal business of SAIF II GP L.P., SAIF Partners II L.P., and SAIF II GP Capital Ltd. is to serve as the general partners and advisers of various investment vehicles. The principal office of the SAIF Entities is located at c/o M&C Corporate Services Limited; P.O. Box 309GT; Ugland House, South Church Street; George Town, Grand Cayman; Cayman Islands.
     SAIF II GP Capital Ltd. is the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is the sole general partner of SB Asia Investment Fund II L.P., which is the record owner of the Shares. Andrew Y. Yan, a citizen of Hong Kong SAR, is the sole director and shareholder of SAIF II GP Capital Ltd. Mr. Yan’s principal business is serving as the director of SAIF II GP Capital Ltd. and his principal business address is the same as the SAIF entities.
     During the last five years, neither the SAIF Entities nor, to the best knowledge of the SAIF Entities, Mr. Yan have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     During the last five years, neither the SAIF Entities nor, to the best knowledge of the SAIF Entities, Mr. Yan have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     The SAIF Entities have reported their prior ownership of equity securities of the Issuer on Schedule 13G pursuant to Rule 13d-1(d). However, as of March 5, 2010, the SAIF Entities acquired more than two percent of the number of outstanding Common Shares of the Issuer within the preceding 12 months and therefore are required to file this Schedule 13D reporting such acquisition. In the preceding 12 months, the SAIF Entities purchased 754,977 ADSs, representing 1,509,954 Common Shares, on the open market for a total purchase price of $3,057,844. Funds used for the purchase of the Shares reported herein were derived from available working capital of SB Asia Investment Fund II L.P.
Item 4. Purpose of Transaction
     The SAIF Entities acquired their Shares for investment purposes in the ordinary course of their business pursuant to their specified investment objectives.
Item 5. Interest in Securities of the Issuer
     (a) Each of the SAIF Entities may be deemed to have beneficial ownership of an aggregate of 15,147,208 Common Shares. Such Common Shares represented approximately 34.0% of the outstanding Common Shares that were deemed to be outstanding for purposes of calculating the beneficial ownership of the SAIF Entities under Section 13(d) of the Act. All percentages of Common Shares beneficially owned described in this statement are based upon 44,561,728 Shares outstanding as of December 31, 2009.

     (b) Each of the SAIF Entities may be deemed to exercise sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of an aggregate of 15,147,208 Common Shares. Each of the SAIF Entities may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 0 Common Shares. Mr. Yan beneficially owns 330,400 Common Shares in the form of vested share options.
     (c) During the past 60 days, SB Asia Investment Fund II L.P. purchased the following shares on the open market:

	Number of ADSs	Purchase Price per ADS
Date	Purchased	(US$)
2/10/2010	6,400	3.7053
2/11/2010	1,300	3.6660
2/12/2010	11,200	3.6388
2/16/2010	5,600	3.6037
2/17/2010	8,700	3.5000
2/18/2010	14,100	3.4946
2/19/2010	4,300	3.4778
2/22/2010	10,900	3.4926
2/23/2010	7,500	3.5661
2/24/2010	9,100	3.7321
2/25/2010	2,400	3.8000
2/26/2010	7,400	3.7999
3/1/2010	14,600	3.8672
3/2/2010	20,600	3.8706
3/3/2010	27,500	3.7136
3/4/2010	19,100	3.6887
3/5/2010	48,800	3.6335
3/8/2010	67,700	3.6645
3/9/2010	63,800	3.6828
3/10/2010	51,200	3.8543
3/11/2010	85,000	3.9342
3/12/2010	93,850	3.9872
     To the knowledge of the SAIF Entities, Mr. Yan has not effected any transactions in the Shares during the past 60 days.
     (d) To the knowledge of the SAIF Entities, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The Issuer and SB Asia are party to a Shareholders Agreement dated March 2005. Under this agreement, SB Asia may, (1) up to a maximum of three times, require the Issuer to effect the registration and/or qualification for sale of all or part of the Issuer’s registrable securities then outstanding; (2) require the Issuer to register all or any part of the registrable securities then held by SB Asia when the Issuer registers any common shares, but excluding any registration relating to any employee benefit plan or relating to a corporate reorganization; (3) require the Issuer to effect a registration statement on Form S-3 or Form F-3, as applicable, for a public offering of registrable securities so long as the Issuer is entitled to use Form S-3 or Form F-3 for such offering and the reasonably anticipated aggregate price to the public, net of all underwriting discounts, is more than $1 million; (4) demand a registration on Form F-3 on unlimited occasions, but the Issuer is not required to effect more than four such registrations in any twelve month period. The managing partner of SB Asia, Andrew Yan, serves on the board of directors of the Issuer and received an option grant on April 12, 2005 to purchase 330,400 shares of Common.
     Otherwise, except as set forth in Item 2, the SAIF Entities do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer.
Item 7. Material to Be Filed as Exhibits
1.	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k) of the Securities Exchange Act of 1934.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 15, 2010	SB Asia Investment Fund II L.P.

	By:	/s/ Andrew Y. Yan
	Name:	Andrew Y. Yan
	Title:	Director of SAIF II GP Capital Ltd., which is the General Partner of SAIF Partners II L.P., which is the General Partner of SAIF II GP L.P., which is the General Partner of SB Asia Investment Fund II L.P.

SAIF II GP L.P.

	By:	/s/ Andrew Y. Yan

	Name:	Andrew Y. Yan
	Title:	Director of SAIF II GP Capital Ltd., which is the General Partner of SAIF Partners II L.P., which is the General Partner of SAIF II GP L.P.

SAIF Partners II L.P.

	By:	/s/ Andrew Y. Yan

	Name:	Andrew Y. Yan
	Title:	Director of SAIF II GP Capital Ltd., which is the General Partner of SAIF Partners II L.P.

SAIF II GP Capital Ltd.

	By:	/s/ Andrew Y. Yan

	Name:	Andrew Y. Yan
	Title:	Director

EXHIBIT 1: Joint Filing Agreement
     In accordance with Rule 13d-1(k), promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common shares, par value $0.01 per share (the “Common Shares”), and American Depositary Shares, each representing two Common Shares of ATA Inc., and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of March 15, 2010.

SB Asia Investment Fund II L.P.

By:	/s/ Andrew Y. Yan
Name:	Andrew Y. Yan
Title:	Director of SAIF II GP Capital Ltd., which is the General Partner of SAIF Partners II L.P., which is the General Partner of SAIF II GP L.P., which is the General Partner of SB Asia Investment Fund II L.P.

SAIF II GP L.P.

By:	/s/ Andrew Y. Yan

Name:	Andrew Y. Yan
Title:	Director of SAIF II GP Capital Ltd., which is the General Partner of SAIF Partners II L.P., which is the General Partner of SAIF II GP L.P.

SAIF Partners II L.P.

By:	/s/ Andrew Y. Yan

Name:	Andrew Y. Yan
Title:	Director of SAIF II GP Capital Ltd., which is the General Partner of SAIF Partners II L.P.

SAIF II GP Capital Ltd.

By:	/s/ Andrew Y. Yan

Name:	Andrew Y. Yan
Title:	Director